UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Kingswood Acquisition Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

496861204

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 496861204

1	NAME OF REPORTING PERSON Kingswood Global Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,605,000 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,605,000 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,605,000 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.47% (See Item 4)
12	TYPE OF REPORTING PERSON OO

Schedule 13G

  CUSIP No.  496861204

1	NAME OF REPORTING PERSON Gary Wilder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,605,000 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,605,000 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,605,000 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.47% (See Item 4)
12	TYPE OF REPORTING PERSON IN

Schedule 13G

   CUSIP No.  496861204

1	NAME OF REPORTING PERSON Jonathan Massing
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,605,000 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,605,000 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,605,000 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.47% (See Item 4)
12	TYPE OF REPORTING PERSON IN

Schedule 13G

  CUSIP No.  496861204

1	NAME OF REPORTING PERSON HSQ Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,605,000 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,605,000 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,605,000 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.47% (See Item 4)
12	TYPE OF REPORTING PERSON OO

Schedule 13G

  CUSIP No.  496861204

1	NAME OF REPORTING PERSON Michael Nessim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,605,000 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,605,000 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,605,000 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.47% (See Item 4)
12	TYPE OF REPORTING PERSON IN

Schedule 13G

  CUSIP No.  496861204

1	NAME OF REPORTING PERSON David Hudd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,605,000 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,605,000 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,605,000 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.47% (See Item 4)
12	TYPE OF REPORTING PERSON IN

Schedule 13G

  CUSIP No.  496861204

1	NAME OF REPORTING PERSON Howard Garland
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,605,000 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,605,000 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,605,000 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.47% (See Item 4)
12	TYPE OF REPORTING PERSON IN

Item 1(a). Name of Issuer:

Kingswood Acquisition Corp. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

17 Battery Place, Room 625

New York, New York 10004

Item 2(a). Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Kingswood Global Sponsor LLC (“Sponsor”)

2.	HSQ Investments Ltd. (“HSQ”)

3.	Gary Wilder

4.	Jonathan Massing

5.	Michael Nessim

6.	David Hudd

7.	Howard Garland

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of the Reporting Persons is as follows:

17 Battery Place, Room 625

New York, New York 10004

Item 2(c). Citizenship:

See responses to Row 4 on each cover page.

Item 2(d). Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share, of the Issuer (“Class A Common Stock”).

The Reporting Persons own or may be deemed to beneficially own shares of Class B common stock, par value $0.0001 per share, of the Issuer (“Class B Common Stock”). The shares of Class B Common Stock will automatically convert into shares of Class A Common Stock at the time of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis, subject to certain adjustments. In the event that additional shares of Class A Common Stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Issuer’s initial public offering (the “IPO”) and related to the closing of the Business Combination, the ratio at which the Class B Shares shall convert into shares of Class A Common Stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B Common Stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A Common Stock issuable upon conversion of all shares of Class B Common Stock will equal, in the aggregate, 20% of the total number of shares of Class A Common Stock outstanding after such conversion (after giving effect to any redemptions of shares of Class A Common Stock by public stockholders), including the total number of shares of Class A Common Stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of Business Combination, excluding any shares of Class A Common Stock or equity-linked securities exercisable for or convertible into shares of Class A Common Stock issued, or to be issued, to any seller in the Business Combination and any private placement warrants issued to Sponsor, officers or directors upon conversion of working capital loans made to the Issuer.

Item 2(e). CUSIP Number:

496861204

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4. Ownership

(a)	Amount beneficially owned:

Represents 2,605,000 shares of Class B Common Stock (the “Class B Shares”) as of December 31, 2020. The Class B Shares will automatically convert into shares of Class A Common Stock at the time of the Business Combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s final prospectus (File No. 333-249437), filed in connection with the IPO

Sponsor is the record holder of the securities reported herein. HSQ and Messrs. Wilder, Massing, Nessim, Hudd and Garland are among the members of Sponsor, and as such, may be deemed to have shared beneficial ownership of the securities held directly by Sponsor. Each of HSQ and Messrs. Wilder, Massing, Nessim, Hudd and Garland disclaim any beneficial ownership of the securities held Sponsor except to the extent of any pecuniary interest they may have therein, directly or indirectly.

(b)	Percent of class:

18.47% based on 11,500,000 shares of Class A Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 28, 2020. The percentage assumes the exchange of all Class B Shares held by Sponsor for shares of Class A Common Stock, in accordance with Rule 13d-3 of the Securities Act of 1933, as amended.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

2,605,000. See response to Item 4(a) above.

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

2,605,000. See response to Item 4(a) above.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

Kingswood Global Sponsor LLC

By:	/s/ Ana Nunez Cardenas
Name:	Ana Nunez Cardenas
Title:	Attorney-In-Fact

HSQ Investments Ltd.

By:	/s/ Ana Nunez Cardenas
Name:	Ana Nunez Cardenas
Title:	Attorney-In-Fact

Gary Wilder

By:	/s/ Ana Nunez Cardenas
Name:	Ana Nunez Cardenas
Title:	Attorney-In-Fact

Jonathan Massing

By:	/s/ Ana Nunez Cardenas
Name:	Ana Nunez Cardenas
Title:	Attorney-In-Fact

Michael Nessim

By:	/s/ Ana Nunez Cardenas
Name:	Ana Nunez Cardenas
Title:	Attorney-In-Fact

David Hudd

By:	/s/ Ana Nunez Cardenas
Name:	Ana Nunez Cardenas
Title:	Attorney-In-Fact

Howard Garland

By:	/s/ Ana Nunez Cardenas
Name:	Ana Nunez Cardenas
Title:	Attorney-In-Fact

Exhibit Index

Exhibit No.	Description

24.1	Powers of Attorney

99.1	Joint Filing Agreement, dated as of February 15, 2021, by and among Kingswood Global Sponsor LLC, HSQ Investments Ltd., Gary Wilder, Jonathan Massing, Michael Nessim, David Hudd and Howard Garland